UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: November 20, 2008                    /s/ Igor Kovarsky
     ------------------------------        -------------------------------------
                                           Igor Kovarsky,
                                           President & CEO


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KOLA MINING CORP.                                              TRADING SYMBOLS
                                                                    TSXV - KM
598-999 CANADA PLACE                                               OTCBB - CTMHF
VANCOUVER, B.C. V6C 3E1                                        FRANKFURT - C8M

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                     KOLA MINING ANNOUNCES CHANGES TO BOARD


November 20, 2008


VANCOUVER,  BRITISH  COLUMBIA.  Kola Mining  Corporation  (TSXV: KM, OTC: KMNFF,
Frankfurt: C8M) is pleased to announce that, at the Company's annual general meeting held today, Mssrs. Mikhail Yuryev and Sergey Makarov have been elected to the Board of Directors of Kola along with Mssrs. Cary Pinkowski, Nick DeMare and Grigory Aleksenko who are returning directors of the Company.

Mr. Yuryev was the Deputy Speaker of the Duma for the Russian Federation from 1996-1999. He is currently the Chief Executive Officer of Cvetmetholding Ltd., an investment company specialized in mining projects in Russia and the Commonwealth of Independent States. During the last several years he held the position of the Chairman of the board of directors of the Joint Stock Company Eurofinance Group, an investment company with a diversified portfolio of projects from various industries. Before that Mr. Yuryev was the Chairman of the Board of the Investment and Industrial Group Eurasia, an investment company with projects in the construction, energy and finance sectors. In addition, Mr. Yuryev has about 10 years of experience dealing with Russian mining, oil and gas companies.

Dr. Sergey Makarov is the General Director and co-founder of the Closed Joint Stock Company NPO Gimein, a company that promotes geological projects in Russia. Dr. Makarov has more than 20 years of experience in environmental monitoring and environmental protection in different regions of Russia, including the Kola Peninsula. He also has wide experience as an entrepreneur developer of mining projects in Russia. He is a graduate of Moscow State University (1977) and holds a Ph.D in Geography (1986). Dr. Makarov's experience includes being the head of the Research Division in the Central Institute (Research Center) of the Russian Federal Agency of Hydrometeorology and Environmental Protection.

Concurrently with these appointments, Messrs. Douglas Turnbull, Oleg Kim, Brian McEwen and Igor Kovarsky did not stand for re-election to the Board of Directors of Kola. Mr. Kovarsky remains the President and Chief Executive Officer, Mr. DeMare remains the Chief Financial Officer and Mr. Kim remains the Vice President of Operations of the Company. Management wishes to thank Mssrs. Turnbull and McEwen for their important contributions to the Company. Mr. Yuryev was appointed as Chairman of the Board.

"We are pleased to advance our organization with the appointments of such professionals as Mr. Yuryev and Dr. Makarov. This step is one further in our commitment to develop mining projects in the Kola Peninsula and elsewhere in Russia.", stated Director, Cary Pinkowski.

The appointment of new directors of a listed company is subject to the review of the TSX Venture Exchange.


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                                      -2-


ABOUT KOLA MINING CORP.

Kola Mining Corporation is a Vancouver, Canada based mineral exploration Company, with its head office in Vancouver, Canada, and exploration offices in Apatity, Russia, Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The Company is engaged in the identification, acquisition, exploration and development of precious and base mineral properties in Russia, Eastern Europe and Central Asia. To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.



On behalf of the Board of Directors of
KOLA MINING CORP.


/s/ IGOR KOVARSKY
_________________________________
Igor Kovarsky
President & CEO


The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Certain information in this release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward-looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Kola Mining Corp.
604.688.4110
www.kolamining.com

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